

Mail Stop 3030

June 24, 2009

Via Facsimile and U.S. Mail

Mr. Richard C. Yonker
Chief Financial Officer
Vitesse Semiconductor Corporation
741 Calle Plano
Camarillo, California 93012

>   **Re: Vitesse Semiconductor Corporation**
>   **Form 10-K for the Fiscal Year Ended September 30, 2008**
>   **Filed December 30, 2008**
>   **Form 10-K for the Fiscal Year Ended September 30, 2008**
>   **Filed September 30, 2008**
>   **File No. 001-31614**

Dear Mr. Yonker:

    We have reviewed your response letter dated June 11, 2009 and we have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2008

Item 8. Financial Statements and Supplementary Data, page 72

Note 6. Debt, page 94

1.   We note your response to prior comment 1 from our letter dated May 8, 2009 and to prior
        comment 15 from our letter dated February 27, 2009. It appears that your analysis of the
        value of the premium put option is based on the assumption that you do not expect the
        holder to exercise the premium put option because it would not maximize the potential
        return. With a view towards enhanced disclosure, please revise your future filings to
        clearly disclose why you have determined that the premium put option has an immaterial
        fair value on the date of inception, September 30, 2008, December 31, 2008, and March
        31, 2009 similar to the information that you have provided within your response.

Item 9A. Controls and Procedures, page 113

-Management's Report on Internal Control over Financial Reporting, page 113

2.   We note your response to our prior comment 2. Item 308(a)(3) of Regulation S-K
        specifically requires management's report on internal control over financial reporting to
        include "a statement as to whether or not internal control over financial reporting is
        effective." As such, please amend your September 30, 2008 and 2007 Forms 10-K to
        provide management's conclusion as to whether or not your internal control over
        financial reporting was effective as of each period end.

        As appropriate, please amend the Forms 10-K and respond to these comments within 10
business days or tell us when you will provide us with a response. You may wish to provide us
with marked copies of the amendments to expedite our review. Please furnish a cover letter with
your amendment that keys your responses to our comments and provides any requested.
Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR.
Please understand that we may have additional comments after reviewing your amendments and
responses to our comments.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Morris, Staff Attorney, at (202) 551- 3601, or Mary Beth Breslin, Reviewing Attorney, at (202) 551-3625 if you have questions on any other comments. In this regard, do not hesitate to contact me or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief